UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Elinor Azani

Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance of the State of Israel
800 Second Avenue, 17th Floor

New York, New York 10017
United States

Copy to:

David Menchel, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019
United States

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission certain exhibits to Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as amended.

EXHIBIT INDEX

Exhibit Number

A:	None.
B:	None.
C-1:	Copy of the State Budget for Fiscal Year 2024 (in Hebrew).*
C-2:	Copy of the Additional Budget Bill #1 for Fiscal Year 2024 (in Hebrew).**
C-3:	Copy of the Additional Budget Bill #2 for Fiscal Year 2024 (in Hebrew).***
C-4:	Copy of the Additional Budget Bill #3 for Fiscal Year 2024 (in Hebrew).****
C-5:	Copy of the State Budget for Fiscal Year 2025 (in Hebrew).*****
D:	Current Description of the State of Israel.†
D-1:	Current Description of the State of Israel as of July 29, 2025. ††
D-2:	Recent Developments in the State of Israel as of January 6, 2026.†††
E:	Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent. #
F:	Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent. #
G:	Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent. ##
H:	Form of Bonds. ††††
I:	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel, dated January 13, 2026. ††††
J:	Opinion of Arnold & Porter Kaye Scholer LLP, dated January 13, 2026. ††††
K:	Underwriting Agreement, dated January 6, 2026, by and among the State of Israel, BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Aktiengesellschaft, Goldman Sachs & Co. LLC and J.P. Morgan Securities plc. ††††

*	Previously filed as Exhibit C-1 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
**	Previously filed as Exhibit C-2 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
***	Previously filed as Exhibit C-3 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
****	Previously filed as Exhibit C-4 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
*****	Previously filed as Exhibit C-5 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
†	Previously filed as Exhibit D to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on June 30, 2025.
††	Previously filed as Exhibit D-1 to the State of Israel’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on July 29, 2025.
†††	Previously filed as Exhibit D-2 to the State of Israel’s Amendment No. 2 to its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, filed on January 6, 2026.
††††	Filed herewith.
#	Previously filed in connection with Registration Statement No. 333-184134.
##	Previously filed on January 7, 2016 as Exhibit G to Amendment No. 1 to the Annual Report of the State of Israel for year ended December 31, 2014 (file no. 002-94917).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on January 13, 2026.

STATE OF ISRAEL

By:	/s/ Gil Cohen
Name:	Gil Cohen
Title:	Senior Deputy Accountant General, Ministry of Finance

By:	/s/ Saar Elimelech
Name:	Saar Elimelech
Title:	Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance